SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __)

TEMPLATE SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class
of Securities)

879788 10 7
(CUSIP Number of Class
of Securities)

Pascal Durand Barthez
Alcatel Alsthom
33 rue Emeriau
75015 Paris, France
Telephone Number 011 33 1 40 76 10 10
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.   Name of Reporting Person

          Alcatel N.V.

     S.S. or I.R.S. Identification No. of Above Person

          Not applicable

4.   Source of Funds

          WC

6.   Citizenship or Place of Organization

          The Netherlands

7.   Sole Voting Power



8.   Shared Voting Power

          500,000

9.   Sole Dispositive Power



10.  Shared Dispositive Power

          500,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          500,000

13.  Percent of Class Represented by Amount in Row (11)

          12.1%

14.  Type of Reporting Person

          CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Alcatel SA



4.   Source of Funds

          AF

6.   Citizenship or Place of Organization

          Republic of France

7.   Sole Voting Power



8.   Shared Voting Power

          500,000

9.   Sole Dispositive Power



10.  Shared Dispositive Power

          500,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          500,000



13.  Percent of Class Represented by Amount in Row (11)

          12.1%

14.  Type of Reporting Person

          CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Compagnie Financiere Alcatel



4.   Source of Funds

          AF

6.   Citizenship or Place of Organization

          Republic of France

7.   Sole Voting Power



8.   Shared Voting Power

          500,000

9.   Sole Dispositive Power



10.  Shared Dispositive Power

          500,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          500,000

13.  Percent of Class Represented by Amount in Row (11)

          12.1%

14.  Type of Reporting Person

          CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Alcatel Alsthom

4.   Source of Funds

          AF

6.   Citizenship or Place of Organization

          Republic of France

7.   Sole Voting Power



8.   Shared Voting Power

          500,000

9.   Sole Dispositive Power



10.  Shared Dispositive Power

          500,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          500,000

13.  Percent of Class Represented by Amount in Row (11)

          12.1%

14.  Type of Reporting Person

          CO

Item 1.   Security and Issuer

     The name of the issuer is Template Software, Inc., a Virginia corporation ("TSI"), and the address of its principal executive offices is 45365 Vintage Park Plaza, Dulles, Virginia 20166. The title and class of equity securities to which this statement relates is TSI's common stock, par value $.01 (the "Common Stock").

Item 2.   Identity and Background

     The persons filing this statement (the "Reporting Persons") are Alcatel N.V., a company limited by shares with ordinary structure organized under the laws of The Netherlands, Alcatel SA, a French Societe Anonyme, Compagnie Financiere Alcatel, a French Societe Anonyme ("CFA"), and Alcatel Alsthom Compagnie Generale d'Electricite, or Alcatel Alsthom, a French Societe Anonyme. Alcatel N.V. is wholly owned by Alcatel SA which, in turn, is wholly owned by CFA. CFA is wholly owned by Alcatel Alsthom, a publicly held company. The business address of Alcatel N.V. is Burgemeester Elsenlaan 170, 2288 BH Rijswijk, The Netherlands. The business address of each of the other Reporting Persons is 33 rue Emeriau, 75015 Paris, France. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons (collectively, the "Officers and Directors") is set forth on Schedule I.

     During the past five years no Reporting Person, and, to the best knowledge of the Reporting Persons, no Officer or Director, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Alcatel Alsthom, together with its consolidated subsidiaries and associated companies (including the other Reporting Persons), provides equipment and systems for the telecommunications, energy and transportation industries.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of the funds used in making the acquisition of TSI securities described in this statement was the working capital of Alcatel N.V.




Item 4.   Purpose of Transaction

     Alcatel N.V. purchased all 500,000 authorized shares of TSI's Series A Convertible Preferred Stock, par value $.01 (the "Series A Stock"), for an aggregate purchase price of $8,000,000 pursuant to a Convertible Preferred Stock Purchase Agreement, dated as of November 27, 1996, between Alcatel N.V. and TSI (the "Stock Purchase Agreement"). Pursuant to its terms, the Series A Stock automatically converted into 500,000 shares of Common Stock upon the consummation of TSI's initial public offering on February 3, 1997.

     Under the Stock Purchase Agreement, Alcatel N.V. agreed that neither it nor its affiliates would acquire beneficial ownership of any additional shares of Common Stock, or any securities convertible into, or exchangeable or exercisable for, Common Stock ("Common Stock Equivalents") if, as a result of such transaction, Alcatel N.V. and its affiliates would, in the aggregate, beneficially own (assuming the conversion, exchange or exercise of all Common Stock Equivalents owned by them) more than 19.9% of the then outstanding shares of Common Stock. The Purchase Agreement, among other things, also grants Alcatel N.V. the right to prior notice of meetings of TSI's Board of Directors (the "Board of Directors") and each executive or other similar committee of the Board of Directors, and, at any time that the designee of the Holders of the Investor Shares (as such terms are defined below) is not serving as a member of the Board of Directors, the right to have an observer at each such meeting. The foregoing notice and observer rights will terminate at such time as Alcatel N.V., its affiliates and their respective assignees own, in the aggregate, less than three percent of the shares of Common Stock deemed to be outstanding on a fully diluted basis, as determined in accordance with the Purchase Agreement (the "Fully Diluted Common Shares").

     In connection with Alcatel N.V.'s purchase of the Series A Stock, Alcatel N.V., TSI and certain executive officers and directors of TSI owning, in the aggregate, approximately 42.6% of the shares of Common Stock outstanding immediately after the consummation of TSI's initial public offering (the "Principal Shareholders") entered into a Shareholders' Agreement dated as of November 27, 1996 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, among other things, TSI agreed to cause an individual designated by the holders of a majority of the shares of Common Stock into which the Series A Stock was converted upon consummation of TSI's initial public offering and any additional shares of Common Stock or other securities received in respect of, or in exchange for, such shares (collectively, the "Investor Securities") to be nominated for election to the Board of Directors, and the Principal Shareholders agreed to use all reasonable efforts to cause such nomination and agreed to vote their shares of Common Stock for such designee's election to the Board of Directors. Persons owning or having a right to acquire Investor Securities are collectively referred to as "Holders".

     The Principal Shareholders also agreed, subject to certain exceptions, not to effect transfers of shares of Common Stock or Common Stock Equivalents constituting, in the aggregate, at least five percent of the then outstanding shares of Common Stock without affording the Holders the opportunity to sell a pro rata portion of the Investor Securities. The Principal Shareholders further agreed not to solicit any proposal for any such transaction, or participate in any discussions or negotiations with respect thereto, without giving the Holders prior notice thereof, and also agreed to advise the Holders of the receipt of any request for information, inquiry or proposal with respect thereto and to use their best efforts to keep the Holders apprised of the status of any such proposals, discussions or negotiations.

     TSI also agreed, subject to certain exceptions, not to solicit any proposal for the transfer of any significant portion of TSI's assets, or the transfer or issuance of shares of Common Stock or Common Stock Equivalents constituting, in the aggregate, at least five percent of the shares of Common Stock outstanding immediately prior to such transaction, or participate in any discussions or negotiations with respect thereto, without giving the Holders prior notice thereof, and also agreed to advise the Holders of any request for information, inquiry or proposal with respect thereto and to use its best efforts to keep the Holders apprised of the status of any such proposals, discussions or negotiations.

     Alcatel N.V.'s rights under the Shareholders Agreement described above are automatically transferred to any person or persons to whom Alcatel N.V. transfers all or any portion of the Investor Securities in any transaction excluding registered public offerings and a sale made in reliance upon Rule 144 promulgated under the Securities Act of 1933. Investor Securities acquired in such excluded transactions cease to be Investor Securities and the acquirors thereof are not deemed to be Holders. Such rights shall terminate at such time as the Holders cease to own, in the aggregate, at least three percent of the Fully Diluted Common Shares.

     TSI and Alcatel N.V. also entered into a Registration Rights Agreement, dated as of November 27, 1996 (the "Registration Rights Agreement"), pursuant to which TSI has agreed, subject to certain limitations, to effect up to two registrations, at TSI's expense, of all or a portion of the shares of Common Stock acquired upon conversion of the Series A Stock and any additional shares of Common Stock or other securities received in respect of, or in exchange for, such shares (collectively, the "Registrable Securities"), upon the request of the holders of a majority of the then outstanding Registrable Securities. Written requests for registration may be given at any time, after February 3, 1998, provided that the securities for which registration is requested either (i) constitute at least 25% of the then outstanding Registrable Securities or (ii) have a fair market value, as of the date the request for registration is made, of at least $10,000,000. The right to require TSI to effect the registration of Registrable Securities under the Registration Rights Agreement may be assigned by Alcatel N.V. to any assignee acquiring at least 25% of the Registrable Securities.

     The Reporting Persons acquired the Series A Stock for investment purposes and continue to hold the shares of Common Stock into which the Series A Stock was converted for such purposes. Alcatel Alsthom expects to review the Reporting Persons' investment in TSI on an ongoing basis and may, from time to time, acquire additional securities of TSI or dispose of all or a portion of the TSI securities then held by the Reporting Persons and their affiliates. Alcatel Alsthom and TSI anticipate entering into a business relationship in which Alcatel Alsthom and its affiliates would design and develop software solutions based on TSI's software "templates" and the expertise of Alcatel Alsthom and its affiliates in the telecommunications, energy and transportation industries. Alcatel N.V. has not exercised its right to designate an individual to the Board of Directors and has not made any determination to do so. Alcatel N.V. continues to evaluate whether or not to exercise such right on an ongoing basis, and may decide to do so at any time. Except as described herein, the Reporting Persons do not currently have any plans or proposals required to be described in response to Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) Each Reporting Person may be deemed to be the beneficial owner of the 500,000 shares of Common Stock held by Alcatel N.V. due to the control relationship among the Reporting
Persons.

     (b) Each of the Reporting Persons may be deemed to share voting and dispositive power with respect to such 500,000 shares of Common Stock.

     (c)  See the response to Item 4.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of, any dividends from, or proceeds from the sale of, such 500,000 shares of Common Stock.

     (e)  Not Applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Reference is made to the summary descriptions of certain provisions of the Stock Purchase Agreement, the Shareholders Agreement and the Registration Rights Agreement contained in the response to Item 4, which descriptions are necessarily incomplete and are modified in their entirety by reference to the texts of such agreements, which are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

     Exhibit A      Joint Filing Agreement, dated February __,
                    1997, among Alcatel Alsthom, Compagnie
                    Financiere Alcatel, Alcatel SA and Alcatel
                    N.V.

     Exhibit B      Convertible Preferred Stock Purchase
                    Agreement, dated as of November 27, 1996,
                    between TSI and Alcatel N.V. (incorporated by
                    reference to Exhibit 4.1 to TSI's
                    Registration Statement on Form S-1 No. 33-
                    317063)

     Exhibit C      Shareholders Agreement, dated as of November
                    27, 1996, between TSI and Alcatel N.V.
                    (incorporated by reference to Exhibit 4.3 to TSI's Registration Statement on Form S-1 No.
                    33-317063)

     Exhibit D      Registration Rights Agreement, dated as of
                    November 27, 1996, between TSI and Alcatel
                    N.V. (incorporated by reference to Exhibit
                    4.2 to TSI's Registration Statement on Form
                    S-1 No. 33-317063)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February __, 1997        ALCATEL ALSTHOM


                         By:  _____________________________
                         Name:  Dominique Beaupere
                         Title: Director of Financial
                                Affairs


                         COMPAGNIE FINANCIERE ALCATEL


                         By:  _____________________________
                         Name:  Jean-Paul Barth
                         Title: Chairman and Chief
                                Executive Officer




                         ALCATEL SA


                         By:  _____________________________
                         Name:  Gerard Dega
                         Title: Chairman and Chief
                                Executive Officer


                         ALCATEL N.V.


                         By:  _____________________________
                         Name:  Jean-Paul Barth
                         Title: Chairman and Chief
                                Executive Officer of
                                Compagnie Financiere
                                Alcatel, the sole
                                managing director

                            EXHIBIT A

               Agreement of Filing of Schedule 13D

          Each of the undersigned hereby agrees that the Schedule
13D dated February __, 1997, to which this Agreement is attached as Exhibit A, and any amendments thereto, may be filed on behalf of each such person.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February __, 1997          ALCATEL ALSTHOM


                                   By:__________________________
                                   Name:  Dominique Beaupere
                                   Title: Director of Financial
                                          Affairs


                                   COMPAGNIE FINANCIERE ALCATEL


                                   By:__________________________
                                   Name:  Jean-Paul Barth
                                   Title: Chairman and Chief
                                          Executive Officer


                                   ALCATEL SA


                                   By:__________________________
                                   Name:  Gerard Dega
                                   Title: Chairman and Chief
                                          Executive Officer


                                   ALCATEL N.V.


                                   By:__________________________
                                   Name:  Jean-Paul Barth
                                   Title: Chairman and Chief
                                          Executive Officer of
                                          Compagnie Financiere
                                          Alcatel, the sole
                                          managing director

                           SCHEDULE 1


                         Alcatel Alsthom

          The following table sets forth the names, present principal occupation or employment and citizenship of the directors and executive officer of Alcatel Alsthom. The business address of each of such individuals is Alcatel Alsthom, 33 rue Emeriau, 75015 Paris, France, except where otherwise indicated below.


Name                  Principal Occupation            Citizenship
                          or Employment

Serge Tchuruk         Chairman and CEO of Alcatel     France
                      Alsthom

Rand V. Araskog       Chairman and CEO of ITT         United
                      1330 Avenue of the Americas     States
                      New York, NY 10019-5490, USA

Rene Bourdin          Commissioner, International     France
                      Chamber of Commerce
                      Arbitrage Commission

Guy Dejouany          Honorary Chairman of Compagnie  France
                      Generale des Eaux
                      Compagnie Generale des Eaux
                      52, rue d'Anjou
                      75008 Paris, France

Jacques Friedmann     Chairman and CEO of U.A.P.      France
                      9, place Vendome
                      75001 Paris, France

Rene Lamy             Honorary Chairman of Societe    Belgium
                      Generale de Belgique
                      30, rue Royale
                      1000 Brussels, Belgium

Francois de Laage     Chairman of the French          France
  de Meux             Committee, International
                      Chamber of Commerce

Pierre-Louis Lions    Professor at the University     France
                      of Paris-Dauphine and at
                      the Ecole Polytechnique -
                      Member of the French
                      Academy of Science
                      Universite de Paris IX Dauphine
                      Place de Lattre de Tassigny
                      75775 Paris Cedex 16, France

Jean Marmignon        Marketing Manager, Special      France
                      Cable Division of Alcatel
                      Cable
                      170, avenue Jean Jaures
                      BP 7153
                      69344 Lyon Cedex 07, France

Jean Peyrelevade      Chairman and CEO of Credit      France
                      Lyonnais
                      19, Boulevard des Italiens
                      75002 Paris, France

Cesare Romiti         Chairman of FIAT S.p.A.         Italy
                      Corso Marconi, 10/20
                      10125 Torino, Italy

Ambroise Roux         Chairman of the Supervisory     France
                      Board of Pinault
                      Printemps SA
                      8bis, rue Marguerite
                      75017 Paris, France

Andre Soria           Value Analysis and Quality      France
                      Assurance Manager, Cegelec
                      5, avenue Newton
                      BP 210
                      92142 Clamart Cedex, France

Marc Vienot           Chairman and CEO of Societe     France
                      Generale
                      Tour Societe Generale
                      92972 Paris la Defense Cedex,
                      France

Pierre Bilger         Chief Executive Officer of      France
                      GEC Alsthom

Josef Cornu           Managing Director of the        Belgium
                      Telecom Segment of Alcatel
                      Alsthom

Jean Pierre Halbron   Senior Executive Vice           France
                      President and Chief Financial
                      Officer of Alcatel Alsthom

Philippe Bissara      Corporate Secretary of Alcatel  France
                      Alsthom and its Subsidiaries

Pierre Bonafe         Managing Director of the        France
                      Systems Segment of Alcatel
                      Alsthom

Gerard Hauser         Managing Director of the        France
                      Cables Segment of Alcatel
                      Alsthom

                  COMPAGNIE FINANCIERE ALCATEL

     The following table sets forth the names and present principal occupation or employment of each of the directors and executive officers of Compagnie Financiere Alcatel ("CFA"). The business address of each of such individuals is 33 rue Emeriau, 75015 Paris, France, and each is a citizen of France.


Name                          Principal Occupation or Employment

Jean-Paul Barth               Chairman and CEO of CFA

Pascal Durand Barthez         Legal Manager of Alcatel Alsthom

                           ALCATEL SA

     The following table sets forth the names and present principal occupation or employment of each of the directors and executive officers of Alcatel SA. The business address of each of such individuals is 33 rue Emeriau, 75015 Paris, France, and each is a citizen of France.


Name                          Principal Occupation or Employment

Gerard Pierre Dega            Chairman and CEO of CIT

Benoit Tellier                Financial Director of the Telecom
                              Segment of Alcatel Alsthom

Pierre Solal                  Tax Director of Alcatel Alsthom

Pierre Le Roux                Senior Executive Vice President of
                              the Telecom Segment of Alcatel
                              Alsthom

                          ALCATEL N.V.


     The sole managing director of Alcatel N.V. is Compagnie Financiere Alcatel, one of the Reporting Persons, and Alcatel N.V. does not have any executive officers. Reference is made to the list of the directors and executive officers of Compagnie Financiere Alcatel set forth elsewhere in this Schedule I.